Christopher Bouzy ✓
@cbouzy
Ⓐ

`Read Summary`

📢One year ago, I asked my Twitter followers if we could build a new platform powered by Bot Sentinel, would they switch? An overwhelming 75,673 individuals participated in this poll, with a remarkable 78.7% affirming their readiness to switch. From that moment, Spoutible was born.

> **Christopher Bouzy**
> @cbouzy ···
>
> Would you switch if we built a platform similar to Twitter but improved the best features while fixing everything wrong with Twitter? The technology that powers Bot Sentinel would power our platform, and our focus would be on mitigating disinformation and targeted harassment.
>
> | Yes, I would switch. | **78.7%** |
> |---|---|
> | No, I like it here. | 3.7% |
> | I am not sure. | 17.6% |
>
> 75,673 votes · Final results
> 9:29 AM · Nov 16, 2022

12:00 PM - Nov 17, 2023

🗑 0   💬 78   (•) 134   ♡ 363

Christopher Bouzy ✓
@cbouzy
Ⓐ

2/10

Spoutible began as a community-driven endeavor, shaped by thousands who contributed to its development even before it had a name.

The Spoutible community played an instrumental role in realizing my dream of creating a virtual space where every voice finds resonance, respect, and significance.

12:00 PM - Nov 17, 2023

💬 1   (•) 14   ♡ 107

Christopher Bouzy ✓
@cbouzy
Ⓐ

3/10

Together, we fostered a movement propelled by the principles of inclusivity and online safety.

From an idea born out of necessity, Spoutible has grown into a thriving platform driven by our unwavering commitment to diversity, inclusion, and authenticity.

12:00 PM - Nov 17, 2023

💬 0   (•) 13   ♡ 108

Christopher Bouzy ✓
@cbouzy
Ⓐ

4/10

Our mission is to ensure that social media is a space for positive, meaningful interactions, free from the shadows of hate and disinformation.

Today, we embark on the next chapter of Spoutible's story, and we want the Spoutible community to be part of it.

12:00 PM - Nov 17, 2023

💬 2   (•) 11   ♡ 103

Christopher Bouzy ✓
@cbouzy
Ⓐ

5/10

The community has always been the heart of Spoutible, and it is only fitting that they share in its ownership. I am thrilled to announce our partnership with Wefunder, which enables our community to invest in Spoutible.



WEFUNDER.COM

Invest in Spoutible: Shape the Future of Social Media: Invest in Spoutible's Crusade for a Better Digital World | Wefunder, Home of the Community Round

12:00 PM - Nov 17, 2023

💬 9   (•) 62   ♡ 136

Christopher Bouzy ✓
@cbouzy
Ⓐ

6/10

As we embark on our Wefunder campaign, we're not just seeking investors but inviting visionaries like you to join us in this crusade. Your support is not merely a financial contribution; it's a powerful statement that you believe in a world where social media uplifts and unites us.

12:00 PM - Nov 17, 2023

💬 0   (•) 17   ♡ 103

Christopher Bouzy ✓
@cbouzy
Ⓐ

7/10

With a starting investment of as little as $100, you have the chance to be a part of something transformative. You're not just investing in a platform; you're investing in a future where every online interaction is rooted in respect and understanding.

12:00 PM - Nov 17, 2023

💬 5   (•) 18   ♡ 107

Christopher Bouzy ✓
@cbouzy
Ⓐ

8/10

This moment is more than a campaign; it's a testament to what we can achieve when we come together for a common good. I invite you to join us on this journey to reshape the landscape of social media into one that truly reflects our best selves.

12:00 PM - Nov 17, 2023

💬 0   (•) 14   ♡ 102

Christopher Bouzy ✓
@cbouzy
Ⓐ

9/10

Thank you for being an integral part of this journey!

🐟You can invest in Spoutible here:



WEFUNDER.COM

Invest in Spoutible: Shape the Future of Social Media: Invest in Spoutible's Crusade for a Better Digital World | Wefunder, Home of the Community Round

12:00 PM - Nov 17, 2023

💬 9   (•) 62   ♡ 148

Christopher Bouzy ✓
@cbouzy
Ⓐ

10/10

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

12:00 PM - Nov 17, 2023

💬 9   (•) 16   ♡ 104

Hello,

One year ago, I asked my Twitter followers if we could build a new platform powered by Bot Sentinel, would they switch? An overwhelming 75,673 individuals participated in this poll, with a remarkable 78.7% affirming their readiness to switch. From that moment, Spoutible was born. Spoutible began as a community-driven endeavor, shaped by thousands who contributed to its development even before it had a name.



Christopher Bouzy
@cbouzy

Would you switch if we built a platform similar to Twitter but improved the best features while fixing everything wrong with Twitter? The technology that powers Bot Sentinel would power our platform, and our focus would be on mitigating disinformation and targeted harassment.

Yes, I would switch.	**78.7%**
No, I like it here.	3.7%
I am not sure.	17.6%

75,673 votes · Final results

9:29 AM · Nov 16, 2022

The Spoutible community played an instrumental role in realizing my dream of creating a virtual space where every voice finds resonance, respect, and significance. Together, we fostered a movement propelled by the principles of inclusivity and online safety.

From an idea born out of necessity, Spoutible has grown into a thriving platform driven by our unwavering commitment to diversity, inclusion, and authenticity. Our mission is to ensure that social media is a space for positive, meaningful interactions, free from the shadows of hate and disinformation.

Today, we embark on the next chapter of Spoutible's story, and we want the Spoutible community to be part of it. The community has always been the heart of Spoutible, and it is only fitting that they share in its ownership. I am thrilled to announce our partnership with Wefunder, which enables our community to invest in Spoutible.

As we embark on our Wefunder campaign, we're not just seeking investors but inviting visionaries like you to join us in this crusade. Your support is not merely a financial contribution; it's a powerful statement that you believe in a world where social media uplifts and unites us.

With a starting investment of as little as $100, you have the chance to be a part of something transformative. You're not just investing in a platform; you're investing in a future where every online interaction is rooted in respect and understanding.

This moment is more than a campaign; it's a testament to what we can achieve when we come together for a common good. I invite you to join us on this journey to reshape the landscape of social media into one that truly reflects our best selves.

Thank you for being an integral part of this journey!

Invest

Sincerely,
Christopher Bouzy

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Spoutible Inc., 442 5th Avenue #2107, New york, NY 10018, United States

You may unsubscribe or change your contact details at any time.

Hello,

When I reached out to you through our initial email, I was filled with a mix of excitement and anticipation. Today, I am overwhelmed with gratitude and awe at what we have achieved together in such a short span of time.

In under 5 hours of launching our Wefunder campaign, something extraordinary happened - we didn't just meet our minimum goal; we exceeded it! This was a powerful testament to your belief and commitment to Spoutible. But the momentum didn't stop there. In an astounding 12 hours, we more than doubled our minimum goal, a feat that speaks volumes about the strength and passion of this incredible community.

🏆 FIRST GOAL HIT (You can still invest)

$213,628

reserved by 482 investors

INVEST
min $100

$ 0

INVEST

I want to extend my deepest thanks to each and every one of you. Your swift and enthusiastic response has not only bolstered our mission but has also laid the foundation for a future where Spoutible becomes a beacon of positive and respectful online interaction. This achievement is not mine alone; it belongs to all of us who envision a better, safer, and more inclusive digital world.

However, the journey doesn't end here. The overwhelming success of our initial hours on Wefunder is just the beginning. There are still opportunities for more visionaries to be a part of this transformative venture. Investing in Spoutible goes beyond financial implications; it's a statement of belief in a world where social media is a force for good, fostering connections, understanding, and respect. This is your moment to make a difference, to be part of something larger than yourself.

As we continue to shatter expectations and reach new heights, your involvement becomes ever more crucial. Join us, and together, let's turn the tide of online interaction to celebrate our shared humanity.

Thank you once again for your unwavering support and for believing in Spoutible. Let's keep this incredible momentum going!

Invest

Sincerely,
Christopher Bouzy

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello,

In just three days, our community has achieved something truly remarkable. A staggering 702 investors have come forward, investing over $307,000 in Spoutible. This incredible milestone in our Wefunder campaign is not just a number; it's a vivid illustration of the vibrant, committed community we are building together.

🏆 FIRST GOAL HIT (You can still invest)

$307,584
reserved by 702 investors

INVEST
min $100

$ 0

INVEST

What makes this achievement even more significant is the unique composition of our investor base. Our investors are not just financial backers; they are users, advocates, and believers in the Spoutible vision. This intertwining of roles is a powerful affirmation of our user-centric approach. It solidifies the trust and confidence you have in our mission to create a safe, inclusive, and positive online space.

The level of interest and engagement from our investors is a clear indicator of the impact and potential of Spoutible. It's inspiring to see how our vision resonates so deeply with so many. Each investment is a voice joining the chorus, echoing our belief in a social media platform that can truly be a force for good.

But our journey is far from over. This is just the beginning of what we can achieve together. As we continue to grow and evolve, the involvement of each member of our community becomes even more vital. We are excited to explore new horizons, innovate, and expand our reach, ensuring that Spoutible remains at the forefront of positive and respectful online interaction.

We encourage you to stay engaged and continue spreading the word about Spoutible. Your support, whether through investing, using the platform, or sharing our story, is what propels us forward. Together, we are not just building a platform; we are shaping the future of online communication.

Thank you once again for your unwavering support, belief, and investment in Spoutible. Let's keep this momentum going!

Invest

Sincerely,
Team Spoutible

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





Hello,

Our collective efforts are making waves, and we thrilled to announce that we've crossed an incredible $335,000 in funding through Wefunder. This isn't just a number; it's a powerful statement about the faith and commitment our community has in a different kind of social media platform.

FIRST GOAL HIT (You can still invest)

$335,121

reserved by 821 investors

INVEST
min $100

$ 0

INVEST

We're charting a unique course with Spoutible, and our approach is clear - we want our users to be more than just participants; we want them to be co-owners of this journey. That's why every investor in Spoutible is receiving preferred stock. It's our way of ensuring that as Spoutible grows, you grow with us, steering clear of the traditional venture capital route that often overlooks the user's voice in pursuit of profits.

For those who've taken the leap with us and invested, don't forget to claim your Spoutible investor badge.

Fumie Ichikawa
@fumie
A
Investor

This community comes together like no other! The initial goal met within 5 hours! I was so happy and honored to be part of this remarkable day 💛🧡💙

Thank you @cbouzy , @Phil , and @Spoutible team for the opportunity

Register at https://investors.spoutible.com to have this badge of honor displayed on your profile and spouts. It's not just a symbol; it's a testament to your role as a trailblazer in this venture.

In an online world cluttered with noise, negativity, and often, disregard for community values, Spoutible stands as a sanctuary of positivity and respect. We're not just creating another social media platform; we're cultivating an online ecosystem that cherishes inclusivity, encourages respectful discourse, and nurtures genuine connections. In this digital era, the existence of such a space is not just important, it's essential.

Your role in this narrative is crucial. Whether you've invested, are actively using Spoutible, or simply telling others about us, you are the heartbeat of this platform. Each action you take helps us innovate, refine, and bring the vision of a healthier digital community to life.

A huge thank you for believing in Spoutible and investing in a brighter, more positive digital future. Together, we're not just developing a platform; we're pioneering a new ethos in online communication.

Invest

Sincerely,
Team Spoutible

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello,

Just a week ago, we embarked on this journey, inviting our community to not just engage with Spoutible but to own a part of it. The response? Absolutely breathtaking!

In just seven days, we've witnessed a phenomenal show of support and trust. Over 900 investors have stepped forward, contributing to a staggering total of over $369,000 in investments. This remarkable feat isn't just about numbers; it's a powerful endorsement of the Spoutible vision and the incredible community behind it.

🏆 FIRST GOAL HIT (You can still invest)

$369,211
reserved by 925 investors

INVEST
min $100

$ 0

INVEST

Each investment, big or small, echoes the same sentiment - a belief in a social media platform that values respect, inclusivity, and positive engagement. Your support validates our commitment to creating a space where every voice is valued, every interaction is meaningful, and every user feels a sense of belonging.

Your involvement goes beyond mere financial backing. You are the builders of this platform, the advocates of a movement that aims to transform how we interact online. This campaign is not just about raising funds; it's about reinforcing our shared belief in a digital environment that prioritizes the well-being and satisfaction of its community.

As we continue to ride this wave of success, we're more motivated than ever to push the boundaries, innovate, and ensure Spoutible remains a beacon for positive change in the digital world. The journey doesn't stop here. In fact, this is just the beginning of an exciting path that we are carving together.

We invite you to stay engaged, spread the word, and continue to be the driving force behind this extraordinary venture. Every share, every conversation about Spoutible, and every new member joining our community helps us grow stronger and reach further.

Thank you once again for your incredible support, belief, and investment in Spoutible. Together, we're not just building a platform; we're shaping the future of online communication, one respectful interaction at a time.

Invest

Sincerely,
Team Spoutible

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

Hello,

We hope this message finds you well and filled with the same sense of pride and excitement that we are experiencing here at Spoutible. Today, we are thrilled to share with you yet another remarkable milestone in our journey together.

We've reached a significant milestone - over 1000 investors have joined us in supporting Spoutible. This achievement is a powerful testament to your unwavering belief and commitment to our mission. It's a moment that reaffirms the strength and passion of our growing Spoutible family.

🏆 FIRST GOAL HIT (You can still invest)

$397,650

reserved by 1,012 investors

INVEST
min $100

$ 0

INVEST

Since the very beginning, Spoutible has been about building a community—a community that values positive and respectful online interactions. We are proud to say that this incredible community will own a piece of Spoutible, sharing in our vision and being part of the transformative impact we aim to create.

Your support and engagement are at the heart of Spoutible's success. It's not just about the numbers; it's about the collective spirit and shared dedication that make our journey so meaningful. Each of you plays a vital role in shaping the future of online interaction, and we are truly grateful for your partnership.

As we celebrate this milestone, we also look ahead to the exciting journey that lies before us. The road ahead is filled with opportunities to further strengthen our community, enhance the Spoutible platform, and amplify our impact on the digital world. Your continued involvement will be instrumental in achieving these goals.

Thank you for being part of this incredible journey. We're deeply grateful for your belief in Spoutible and for the community we're building together. Let's continue to write the next chapters of our story together, united by our shared vision and unwavering commitment to a better online world.

Invest

Sincerely,
Team Spoutible

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello,

Exciting news from the Spoutible team! We've once again broken new ground in social media convenience with our latest innovation: seamless cross-platform posting. This pioneering feature allows you to connect your Spoutible account directly to Bluesky, eliminating the need for any additional 3rd-party apps or extensions. Note: We will support Mastodon later this week and also Threads in the near future.

Here's how cross-platform posting enriches your social media experience:

Effortless Sharing: With just one click on Spoutible, your content simultaneously goes live on Bluesky. It's social media made simpler and more efficient.

Total Control: Flexibility is key. You can activate or deactivate this feature whenever you choose, giving you complete command over your cross-platform presence.

Wider Reach, More Engagement: By posting across multiple platforms, you amplify your voice and engage with a broader audience. This can lead to increased follower growth and greater interaction on both platforms.

Consistent Messaging: Ensure your message is consistent across your social networks. This synchronicity strengthens your personal or brand identity.

Time-Saving: Spend less time managing multiple accounts and more time creating content. Our feature streamlines your social media strategy, freeing up valuable time.

Analytics Advantage: By using cross-platform posting, you can easily compare performance metrics across platforms, giving you valuable insights for tailoring your content strategy.

We're thrilled to offer you this latest enhancement to your Spoutible experience. Embrace the ease of cross-platform posting and watch your social media influence soar.

You can find out more here: https://spoutible.com/thread/22844170

In addition, we're delighted to share another milestone that truly encapsulates the spirit of our Spoutible community. Thanks to your dedication and belief in our vision, the community has collectively contributed nearly $415,000 in support of Spoutible's growth and success. This significant investment is not just a number; it's a powerful affirmation of your commitment and trust in what we're building together.

🏆 FIRST GOAL HIT (You can still invest)

$414,925
reserved by 1,059 investors

INVEST
min $100

$ 0

INVEST

Your support is the cornerstone of our journey, and for that, we are immensely thankful. It's your belief in Spoutible and our collective dream that fuels our progress. Together, let's keep forging ahead, writing new chapters in our story, bound by our shared mission to create a more positive and impactful online environment.

Invest

With heartfelt gratitude,
Team Spoutible

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?


VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   